Exhibit 99.7

CONSORTIUM AGREEMENT
BY AND BETWEEN
HANMAX INVESTMENT LIMITED
AND
FOSUN INDUSTRIAL CO., LIMITED

Dated as of April 8, 2010

CONSORTIUM AGREEMENT
THIS CONSORTIUM AGREEMENT is made as of April 8, 2010, by and between HANMAX INVESTMENT LIMITED, a company incorporated in the British Virgin Islands (Controlling Shareholder); and FOSUN INDUSTRIAL CO., LIMITED, a company incorporated in Hong Kong (Strategic Investor). The Controlling Shareholder and the Strategic Investor are collectively referred to as the Parties.
Capitalized terms used in this Agreement and not defined at their first usage have the meanings assigned to them in clause 13.1. Certain references used in this Agreement are defined in clauses 13.3, 13.4 and 13.6;
WHEREAS, the Parties propose to undertake a going private transaction (Transaction) with respect to Tongjitang Chinese Medicines Company (the Target), a company listed on the New York Stock Exchange (NYSE), in which Controlling Shareholder currently holds 52,675,584, or approximately 50.6%, of the issued and outstanding shares (not including outstanding share options), and Strategic Investor currently holds 33,403,392, or approximately 32.1%, of the issued and outstanding shares (and does not own any options, warrants or other rights to subscribe for ordinary shares or any securities convertible into or exchangeable for ordinary shares). The purpose of the Transaction is to acquire the shares of Target held by shareholders other than Controlling Shareholder and Strategic Investor, delist Target from the NYSE and deregister Target under the United States Securities Exchange Act of 1934, as amended (Exchange Act);
WHEREAS, in connection with the Transaction, the Parties propose to establish a joint venture company (Newco) under the laws of the Cayman Islands as the vehicle to acquire the shares of Target held by shareholders other than the Parties. Controlling Shareholder and Strategic Investor will hold 67.9% and 32.1%, respectively, of the equity interest in the Newco. Upon the completion of the Transaction, Newco will be merged with and into Target, with Target being the surviving company;
WHEREAS, following unanimous approval by the Parties, the Parties will submit a joint, non-binding proposal (the Proposal) for the acquisition of all of the shares of Target not held by the Parties (the Acquisition), the form of which is attached hereto as Schedule 1, to the board of directors of Target;
WHEREAS, in accordance with the terms of this Agreement, the Parties will cooperate to (a) evaluate Target, including conducting due diligence enquiries; (b) participate in a process that may lead to agreement upon the Proposal; (c) consider and, if agreed, deliver a final Proposal to Target that may lead to the Acquisition; (d) fund Newco for the expenses and costs of the Transaction; (e) consider and participate in the negotiation of the terms of documentation governing the relationship among the Parties, including the Memorandum and Articles of Association of Newco and a shareholders’ agreement of Newco (Shareholders’ Agreement); (f) consider and participate in the negotiation of the terms of documentation leading to the Acquisition (in which negotiations the Parties expect that Target will be represented by a special committee of independent and disinterested directors of Target), including the Proposal to Target’s board of directors and an agreement and plan of merger among Controlling Shareholder, Strategic Investor, Newco and Target (Merger Agreement); (g) enable Controlling Shareholder to enter into arrangements with providers of debt finance to finance the Acquisition as set forth in the Commitment Letter attached hereto as Schedule 2; and (h) enter into any required documentation, proceed to make any necessary offer or obtain any required shareholder approvals to complete the Acquisition;

WHEREAS, in connection with the submission of the Proposal to the board of directors of Target, the Parties will be required to file a statement of beneficial ownership on Schedule 13D with the United States Securities and Exchange Commission (SEC) disclosing their delivery of the Proposal and certain additional information. A single Schedule 13D is proposed to be filed by all the Parties and it will acknowledge that by virtue of their concerted action in delivering the Proposal with the intention to consummate the Acquisition, the Parties could be deemed to be a “group” under Section 13(d) of the Exchange Act. A form of the proposed Schedule 13D, which would supersede Controlling Shareholder’s existing Schedule 13G and Strategic Investor’s existing Schedule 13D with respect to their ownership of Target’s shares, is attached hereto as Schedule 3;
NOW, THEREFORE, in consideration of the premises, the Parties, intending to be legally bound, agree as follows:
1. PURPOSE OF AGREEMENT
1.1 Participation in Transaction. The Parties agree to participate in the Transaction on the terms of this Agreement.
1.2 Proposal. The Parties shall: (a) work jointly together to formulate the Proposal in accordance with this Agreement; (b) conduct due diligence enquires into the Target and its business; (c) arrange debt financing for the Transaction as set forth in clause 2.4; and (d) negotiate the terms of the Documentation and any other transaction documents required in connection with the Proposal in accordance with clause 4.1.
1.3 Structure of the Proposal. Unless the Parties otherwise agree, if the Proposal is successful, the Parties shall incorporate Newco with the following shareholdings:

Name	Proportion

Controlling Shareholder	67.9%

Strategic Investor	32.1%
The Shareholding proportion set forth above is allocated in consideration of, and is conditional upon the Controlling Shareholder providing the cash necessary to purchase the total Shareholdings in Target held by holders of Target’s Shares other than Controlling Shareholder and Strategic Investor.
1.4 Binding Agreement. The terms of this Agreement are intended to be legally binding on the Parties and to create legal relations between them.
2. ARRANGEMENTS FOR THE FORMULATION OF THE PROPOSAL
2.1 Proposal Process requirements. Each Party shall participate in the Proposal Process and, to the extent commercially practicable, use its best efforts to: (a) comply with the Protocols and ensure that neither it nor its employees, agents or representatives cause (by their action or omission) the other Party to breach the Protocols; (b) participate in meetings with the Special Committee and its advisors; and (c) execute any confidentiality and third party agreements reasonably required by the Target related to the Proposal Process.

2.2 Information sharing and roles.
(a) Subject to clause 2.2(c), the Parties shall cooperate in good faith in connection with the formulation of the Proposal, including by (i) sharing all information reasonably necessary to evaluate the Target, including technical, operational, legal, accounting and financial materials and relevant consulting reports and studies; (ii) providing each other with all information required concerning the other Party or any other matter relating to it, its funding arrangements (if any), in connection with the Transaction and any other information one Party may require in respect of the other Party and its Affiliates for inclusion in the Documentation; (iii) providing timely responses to requests by each other for information, so as to meet the timeframes and deadlines under this Agreement; (iv) applying the level of resources and expertise that each Party considers is necessary and appropriate to meet its obligations under this Agreement; and (v) conducting negotiations with the Special Committee, its advisors and other parties in connection with the Transaction.
(b) The Parties shall work together in good faith to agree on necessary public statements about their intentions in relation to the Target. The issuance of any such public statement shall be subject to clause 9.1.
(c) Except as may otherwise be required by law (including in connection with any Documentation required to be filed with or submitted to any governmental agency), no Party is required to make available any information which it considers to be commercially sensitive information, or which is otherwise held subject to an obligation of confidentiality.
2.3 Appointment of Advisors.
(a) The Parties agree that Baker & McKenzie shall be engaged as U.S. legal counsel to provide U.S. legal services to the Parties in relation to the Transaction (including, without limitation, the preparation and filing of all Documentation required to be filed by the Parties with the SEC and review of all Documentation required to be filed by the Target with the SEC in connection with the Transaction as well as coordination of the Transaction with other Advisors).
(b) The appointments under clause 2.3(a) do not limit the right of the Parties to appoint additional Advisors to perform any function agreed by the Parties.
(c) The Parties shall (i) agree to the scope and engagement terms of the Advisors prior to their engagement; and (ii) engage all Advisors on terms that provide for work undertaken and reports prepared to be for the benefit of: (A) the Parties; and (B) any vehicle established by the Parties for the purposes of the Transaction (including Newco).
(d) If a Party requires separate representation in connection with specific issues arising out of the Proposal or the Transaction or other matters contemplated by the Documentation, it may retain other Advisors to advise them. Each Party which engages separate Advisors will be solely responsible for the fees and expenses of any such advisors.
2.4 Financing. Prior to consummation of the Transaction, Controlling Shareholder will obtain a committed US dollar debt facility to finance the Transaction (other than Transaction costs to be funded in accordance with clause 5) on terms substantially as set forth in the Commitment Letter and otherwise mutually agreed by Controlling Shareholder and Strategic Investor. A true and complete copy of the Commitment Letter issued by the financial institution named therein is set forth in Schedule 2. Unless otherwise agreed, the debt facility (or other acquisition financing for the Transaction) shall be without recourse to the Parties, Newco, the Target or subsidiaries of Newco or the Target other than shares in Controlling Shareholder and Controlling Shareholder’s shares in Newco, the Target and/or subsidiaries of Newco or the Target, and shall not confer upon lenders any right to subscribe for shares in Newco or any of its Affiliates.

3. INTERNAL AND EXTERNAL APPROVALS
3.1 Approvals. Each Party shall use its reasonable diligence to obtain all respective internal approvals as soon as reasonably practicable to participate in the Transaction. A Party shall notify the other Party immediately when all respective internal approvals are obtained or if it becomes aware that it will not, or is unlikely to, obtain necessary approvals. Each Party shall bear the cost of obtaining its own internal approval required in connection with the Proposal and the Transaction and the Parties shall bear the cost of obtaining any external approval required in connection with the Proposal, as necessary, in accordance with clause 5.
3.2 Waivers and consents. Each Party shall use its reasonable diligence to obtain all applicable governmental, statutory, regulatory or other consents, licenses, waivers or exemptions required to empower it to enter into and to perform its obligations under the Shareholders’ Agreement and any ancillary agreement(s). Each Party shall bear the cost of obtaining any such waivers and consents required to be obtained solely by such Party. The costs of obtaining any such waivers and consents required to be obtained by both Parties as a condition to consummation of the Transaction shall be borne by the Parties in accordance with clause 5.
4. FURTHER AGREEMENTS
4.1 Prior to submission of the Proposal, the Parties shall negotiate in good faith to agree the terms of any other agreements between the Parties required to support the Proposal or to regulate the relationship between the Parties.
5. TRANSACTION COSTS
5.1 Sharing of Transaction Costs. Within seven Business Days after the establishment of Newco, the Parties agree to deposit US$1 million (US$1,000,000) in cash into a bank account designated by Newco in proportion to their shareholdings in Newco to finance the fees and expenses payable in relation to the Transaction (other than fees and costs incurred by a Party requiring separate representation as contemplated by clause 2.3(d) and the fees and costs incurred by a Party to obtain internal approvals as contemplated by clause 3.1 or waivers and consents applicable solely to a Party as contemplated by clause 3.2). If this amount is insufficient, the Parties agree to continue to contribute in proportion to their shareholdings. If the Transaction cannot be completed due to the unilateral breach of either Party, the Party in breach shall be responsible for all fees related to the Transaction, including but not limited to the legal fees of legal counsels, costs associated with the establishment and deregistration of Newco, service fees of independent financial advisors and legal counsels appointment by the independent board committee of Target and financing and commitment fees associated with the financing of the Transaction.
6. LIMITATION OF LIABILITY
6.1 Limitation of Liability. The obligations of each Party under this Agreement are several (and not joint or joint and several) and each Party’s obligation for fees and costs pursuant to clause 5 is capped to such Party’s Respective Proportion. The Parties shall share the Liability (if any) in respect of each and every Claim in their Respective Proportions, except where the Claim has arisen as a result of the fraud, willful misconduct or breach of this Agreement by a Party in which case the Liability for the Claim will rest solely with the Party who has committed the act of fraud or willful misconduct or the breach. If the amount paid by a Paying Party is more than the Paying Party’s Respective Proportion of the relevant Liability, the other Party shall immediately upon demand pay to the Paying Party such sum as may be necessary to ensure that each Party bears only its Respective Proportion of such Liability.

7. EXCLUSIVITY
7.1 Subject to clause 8, during the Exclusivity Period each Party shall:
(a) work exclusively with the other Party to implement the Transaction, including to (i) evaluate the Target; (ii) formulate the terms of the Proposal, including the amount to be paid, by the date for submission of the Proposal or any other date agreed by the Parties; (iii) prepare and submit the Proposal and Merger Agreement to the Target; and (iv) conduct negotiations, prepare and finalize the Documentation and other documents referred to in clause 4.
(b) not, without the foreknowledge and written consent of the other Party, directly or indirectly, either alone or with any of its Connected Persons: (i) make a Competing Proposal or join with, invite, any other person to be involved in the making of any Competing Proposal; (ii) finance or offer to finance any Competing Proposal, including by offering any equity or debt finance in support of any Competing Proposal; (iii) acquire or dispose of, after the date of the Agreement, an interest in the Securities except as contemplated under this Agreement and the Documentation with the written consent of the other Party; or (iv) aid, abet, counsel or induce any other person in doing any of the things mentioned in clauses 7.1(a) or 7.1(b).
(c) notify the other Party immediately if it or any of its Connected Persons or Representatives receives any approach or communication with respect to any Competing Proposal and shall disclose to the other Party the identity of any other persons involved and the nature and content of the approach or communication.
7.2 This clause 7 and the Exclusivity Period survive termination of the Agreement.
8. TERMINATION
8.1 Failure to agree. If the Parties are unable to agree on the material terms of the Proposal (whether the purchase price, terms of any Documentation, or any other matter that will prevent the Parties from submitting a Proposal) then (a) the Parties may cease their participation in the Transaction; and (b) this Agreement shall terminate, following which the provisions of clause 8.6 will apply. If, after submission of the Proposal, the Parties are unable to agree either (a) as between themselves upon the material terms of the Transaction or (b) with the Special Committee on the material terms of a Transaction which the Special Committee agrees to recommend to the public shareholders of the Target, then (i) Parties may cease their participation in the Transaction; and (ii) this Agreement shall terminate, following which the provisions of clause 8.6 will apply.
8.2 Withdrawal. A Party may withdraw from the arrangements contemplated by this Agreement (the Withdrawing Party) by written notice to the other Party (the Continuing Party) at any time prior to submission of a Proposal. This Agreement shall terminate on the date of the notice of withdrawal and clause 8.5 will apply. Following submission of the Proposal, no Party shall be entitled to withdraw and the Parties shall be bound by the terms of this Agreement (including the obligations to fund the costs and expenses of the Transaction).
8.3 Termination for cause.
(a) If a Material Adverse Change or an Insolvency Event occurs in respect of any Party (the Affected Party), the other Party (the Continuing Party) may provide written notice to the Affected Party that this Agreement will terminate with respect to the Affected Party.
(b) If a notice of termination is provided under this clause 8.3, this Agreement shall terminate on the date specified in the notice of termination and the provisions of clause 8.5 will apply.

8.4 Other termination events. This Agreement shall automatically terminate: (a) by unanimous agreement of the Parties; or (b) upon execution by the Parties of the Documentation and the documents contemplated under clause 4.
8.5 Effect of termination for withdrawal/cause. Upon termination of this Agreement under clause 8.2 or clause 8.3; (a) the obligations of exclusivity under clause 7 shall continue to bind the Withdrawing Party or Affected Party; (b) if requested by the Continuing Party, the Withdrawing Party or Affected Party shall provide all shared Advisors with a release of their obligations owing to the Withdrawing Party or Affected Party. Any Advisors appointed under this Agreement may continue to advise the Continuing Party with respect to the Proposal and the Transaction; and (c) clauses 5 (Transaction Costs), to the extent of any unpaid costs and fees or costs and fees becoming payable after termination, 8 (Termination), 9.2 (Announcements and Confidentiality — Confidentiality), 10 (Notices) and 12 (General) shall continue to bind the Parties but the Parties shall otherwise not be liable to each other in relation to this Agreement, other than in respect of a breach of this Agreement occurring prior to termination.
8.6 Effect of termination for failure to agree/other termination events. Upon termination of this Agreement under clauses 8.1 or 8.4: (a) the Parties shall jointly own but may use separately all of the due diligence information, advice and work product in relation to the Transaction and the Parties agree that any Advisors appointed under this Agreement may continue to advise, separately, any of the Parties; and (b) clauses 5 (Transaction Costs), to the extent of any unpaid costs and fees or costs and fees becoming payable after termination, 7 (Exclusivity), 8 (Termination), 9.2 (Announcements and Confidentiality — Confidentiality), 10 (Notices) and 12 (General) shall continue to bind the Parties but the Parties shall otherwise not be liable to each other in relation to this Agreement, other than in respect of a breach of this Agreement occurring prior to termination.
8.7 Return of Confidential Information upon termination. Upon termination of this Agreement for any reason, each Party shall except to the extent a copy of such information is required to be maintained by a Party for regulatory purposes (a) return all information (including Confidential Information) relating to the projects, business affairs or finances of or relating to the other Party and the Target (including its Connected Persons), contained in any material in its possession or control but excluding information that is jointly owned pursuant to clause 8.6; and (b) procure the return to the other Party of all information (including Confidential Information) relating to the projects, business affairs or finances of or relating to the Party and the Target (including its Connected Persons), contained in any material in the possession or control of any of their employees, agents or Advisors.
9. ANNOUNCEMENTS AND CONFIDENTIALITY
9.1 Announcements. No announcements regarding the subject matter of this Agreement shall be issued by any Party without the prior written consent of the other Party, which consent shall not be unreasonably withheld or delayed, except to the extent that any such announcements are required by law, a court of competent jurisdiction, a regulatory body or international stock exchange. Any announcement to be made by Newco or its Affiliates in connection with the Transaction shall be jointly coordinated and agreed by the Parties.
9.2 Confidentiality.
(a) Except as permitted under clause 9.3, each Party shall not, and shall procure that its Representatives do not, without the prior written consent of the other Party, disclose (i) the existence, content or effect of this Agreement or any other agreement entered into in connection with this Agreement; (ii) the fact or content of negotiations leading up to or relating to this Agreement; (iii) any information received or obtained by it or its Representatives regarding the other Party or its Representatives; (iv) any Confidential Information received by it (Recipient) from the other Party (Discloser). Each Party shall procure that neither the Recipient, nor its Representatives shall use any Confidential Information for any purpose other than for the purposes of this Agreement or the Transaction;

(b) Subject to clause 9.2(c), each Party must safeguard and return to the Discloser any Confidential Information which falls within paragraph (a) of the definition of Confidential Information, on demand, or in the case of electronic data (other than any electronic data stored on the back up tapes of the Recipient’s hardware), destroy at the option of the Discloser, any Confidential Information contained in any material in its or its Representatives’ possession or control.
(c) The Recipient may retain in a secure archive a copy of the Confidential Information referred to in clause 9.2(b) if the Confidential Information is required to be retained by the Continuing Party for regulatory purposes.
(d) The Parties acknowledge that, in relation to Confidential Information relating to the projects, business affairs or finances of the Parties, the obligations contained in clause 9.2(a) continue to apply after a period of two years following termination of this Agreement unless otherwise agreed in writing.
9.3 Permitted disclosures. A Party may make disclosures (a) to those of its Advisors, Representatives or Affiliates as the Party reasonably thinks necessary to give effect to or enforce this Agreement but only on a confidential basis; (b) if required by law or a court or competent jurisdiction, the SEC or another regulatory body or international stock exchange having jurisdiction over a Party or pursuant to whose rules and regulations such disclosure is required to be made, but only as far as practicable and lawful after the form and terms of that disclosure have been notified to the other Party and the other Party has had a reasonable opportunity to comment on the form and terms of disclosure; or (c) if the information has already come into the public domain through no fault of that Party, its Representatives, shareholders, investors or Affiliates.
9.4 Indemnity. Each Recipient agrees to indemnify and hold harmless the Discloser from and against all losses, costs, demands and liabilities of whatsoever nature (but excluding any indirect or consequential losses, costs, demands and liabilities) arising directly out of any breach of the terms of this clause by the Recipient or by any person to whom the Confidential Information is disclosed by the Recipient.
10. NOTICES
Any notice, request, instruction or other document to be given hereunder by any Party to the other Party shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile, overnight courier or electronic mail:
If to Controlling Shareholder:
Hanmax Investment Limited
5th Floor, Block B, Nanshan Medical Device Park,
1019 Nanhai Avenue, Nanshan District,
Shenzhen, 518067, Guangdong Province,
People’s Republic of China
Attention: Wang Xiaochun
Facsimile: (86) 139 1818 3126
e-mail: wangxc06@vip.163.com

If to Strategic Investor:
Fosun Industrial Co., Limited
28/F, Three Pacific Place,
1 Queen’s Road East
Hong Kong
Attention: Yang Jianguo
Facsimile: (852) 2262 7841
e-mail: yangjianguo@fosunpharma.com
or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 p.m. on a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding business day in the place of receipt.
11. WARRANTIES
11.1 Warranties. Each Party represents and warrants in respect of itself to the other Party, as an inducement to that Party to enter into this Agreement, that (a) it has full power and authority to execute, and perform its obligations under, this Agreement and to proceed with the Proposal and the Transaction; (b) the execution, delivery and performance of this Agreement has been properly authorized by all required corporate action of such Party; (c) the execution, delivery and performance of this Agreement will not violate the provisions of the charter or bylaws, memorandum or articles of association or other constituent document of such Party or conflict with or constitute a breach of or default under any agreement to it is a Party or by which or any of its assets or property is bound; (d) this Agreement constitutes a valid and binding obligation on it in accordance with its terms; (e) it is not the subject of any Insolvency Event; and (f) it has made adequate arrangements to ensure that the required funds are available to effect payment in full for its Respective Proportion of the fees, costs and expenses of the Transaction and, in the case of the Controlling Shareholder, the cash contributions required by clause 1.3.
11.2 Separate Warranties. Each warranty in clause 11.1 is a separate warranty. The interpretation of any warranty may not be restricted by reference to or inference from any other warranty.
11.3 Reliance. Each Party acknowledges that the other Parties have entered into this Agreement on the basis of and reliance upon (among other things) the representations and warranties in clause 11.1 and have been induced by them to enter into this Agreement.
12. GENERAL
12.1 Entire agreement. This Agreement constitutes the entire agreement between the Parties and supersedes any previous oral or written agreements or arrangements between them relating to its subject matter. Nothing in this clause 12.1 shall operate to limit or exclude any liability of either Party for, or remedy against either Party in respect of, any fraudulent misrepresentation.
12.2 Further assurances. Each Party shall, at its own expense whenever reasonably requested by another Party promptly do (and procure that each of its Affiliates do), everything reasonably necessary to give full effect to this Agreement.

12.3 Indemnities. It is not necessary for a Party to incur expense or make payment before enforcing a right of indemnity under this Agreement.
12.4 Severability. If any provision of this Agreement is held by any tribunal or court of competent jurisdiction to be illegal, invalid or unenforceable in any respect under the law of any jurisdiction, then that provision shall (so far as it is illegal, invalid or unenforceable) be given no effect and shall be deemed not to be included in this Agreement but without invalidating any of the remaining provisions of this Agreement. Any provision of this Agreement held illegal, invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held illegal, invalid or unenforceable. The Parties shall then use all reasonable endeavors to replace the illegal, invalid or unenforceable provision(s) the effect of which is as close as possible to the intended effect of the illegal, invalid or unenforceable provision(s).
12.5 Variation, waiver and consent. A variation, waiver or consent by a Party of any provision or right under this Agreement is binding on the Party granting the variation, waiver or consent only if it given in writing and is signed by the Party or on behalf of the Party granting the variation, waiver or consent. A single or partial exercise of a right by a Party does not preclude another or further exercise or attempted exercise of that right or the exercise of another right. Failure by a Party to exercise or delay in exercising a right does not prevent its exercise or operate as a variation or waiver. A variation consent or waiver is effective only in the specific instance and for the specific purpose for which it is given.
12.6 Language. The official text of this Agreement and any Notices given or made shall be in English. In the event of any dispute concerning the construction or interpretation of this Agreement, reference shall be made only to the agreement as written in English and not to any translation into any other language.
12.7 Assignment. Neither Party shall be entitled to assign the benefit or burden of any provision of this Agreement without the prior written consent of the other Party.
12.8 Rights and remedies cumulative.
(a) No failure or delay by either Party in exercising any right or remedy provided by law or under or pursuant to this Agreement shall impair such right or remedy or operate to be construed as a waiver or variation of it or preclude its exercise at any subsequent time. No single or partial exercise of any right or remedy by either Party shall preclude any other or further exercise of such right or remedy or the exercise of any right or remedy.
(b) The rights, powers and remedies provide by this Agreement are cumulative and are in addition to any rights, powers and remedies provided by law.
12.9 No partnership or agency. The Parties are independent and nothing in this Agreement constitutes either Party as the trustee, fiduciary, agent, employee, partner or joint venturer of the other Party.
12.10 Counterparts. This Agreement may be executed in counterparts and all counterparts taken together shall constitute one document. This Agreement shall not be effective until each Party has executed at least one counterpart.

12.11 Governing law and arbitration. The construction, validity and performance of this Agreement shall be governed by the laws of the Cayman Islands. Any claim or controversy that may arise between the Parties to this Agreement in connection with the performance of the terms of this Agreement shall be referred to and/or settled exclusively by arbitration in accordance with the rules and procedures of the International Chamber of Commerce (“ICC”). The Parties shall agree on a single arbitrator, or by one arbitrator appointed by each Party and a third arbitrator appointed by the other arbitrators. If a Party to this Agreement fails to appoint an arbitrator within four (4) weeks after notice of a claim or controversy, such appointment shall be made by the ICC. All such arbitration proceedings shall be held in Hong Kong. The language of the arbitration shall be in English. Each Party agrees to comply in all respects with any award made in any such proceeding and to the entry of a judgment in any jurisdiction upon any award rendered in such proceeding.
12.12 Service of process. Each Party agrees that a document required to be served in proceedings relating to or concerning this Agreement may be served at its address for service of Notices under clause 10.
13. DEFINITIONS AND INTERPRETATION
13.1 Definitions. In this Agreement, unless the context requires otherwise:
“Advisors” means the Advisors and/or consultants of the Parties or of a Party, as the case may be, appointed in accordance with clause 2.3.
“Affected Party” has the meaning given in clause 8.3(a).
“Affiliate” means, with respect to any person, any other person that, directly or indirectly, Controls, is Controlled by or is under common Control with such specified person and “Affiliates” shall be construed accordingly.
“Agreement” means this consortium agreement.
“Budget” means the budgeted financial costs and expenses to be incurred by the Parties in connection with the Proposal Process, which has been separately initialed by the Parties in its agreed form contemporaneously with the execution of this Agreement.
“Business Day” means any day (other than a Saturday) on which banks generally are open in the People’s Republic of China for the transaction of normal banking business.
“Claim” means a claim against any one or more of the Parties arising from or relating to the Transaction in respect of which a Party is, or is sought to be, made liable to pay any sum of money to any person other than a Party (or any of their respective Connected Parties), whether on a joint and several basis or on any other basis.
“Commitment Letter” means the commitment letter issued by the lender to the Controlling Shareholder and approved in writing by the Controlling Shareholder and the Strategic Investor as set forth in Schedule 2.
“Competing Proposal” means a proposal, offer or invitation to the Company, other made by the Parties, that involves the acquisition of Control of the Target, a sale of all or a substantial part of the assets of the Target, a restructuring or recapitalization of the Target, or some other transaction that in each case would adversely affect, prevent or materially reduce the likelihood of a consummated Transaction with Parties.
“Confidential Information” includes all information, technical data, trade secrets or know-how (whether provided to a Party before or after the date of this Agreement) (a) relating to the projects, business affairs or finances of or relating to the Discloser and/or its Affiliates (whether or not in existence at commencement of this Agreement), and includes all information, technical data, trade secrets or know-how relating to research, products, software, services, developments, inventions, processes, designs, drawings, engineering, marketing, clients, suppliers, or arrangements with clients and suppliers of the Discloser or its Affiliates; (b) the existence or terms of, and any negotiations or discussions relating to, the Proposal; and/or (c) provided to either Party by the Advisors for the purposes of evaluating the Proposal.

“Connected Person” means a person connected with another as determined in accordance with clause 13.3.
“Continuing Party” has the meaning given in clause 8.2.
“Control” means the ownership of, or the ability to direct, directly or indirectly:
(a) in the case of a corporation or body corporate: (i) a majority of the issued shares entitled to vote for election of directors (or analogous persons) of such body corporate; (ii) the appointment or removal of directors having a majority of the voting rights exercisable at meetings of the board of directors (or analogous body or bodies, including, without limiting the generality of the foregoing, management boards and supervisory boards) of such body corporate on all or substantially all matters; (iii) a majority of the voting rights exercisable at general meetings of the members of such body corporate on all, or substantially all, matters; or
(b) in the case of any other person, a majority of the voting rights in such person; or
(c) in the case of a corporation or body corporate or any other person, the direct or indirect possession of the power to direct or cause the direction of the management, policies or investment funds of the same (whether through the ownership of voting securities, by a management or advisory agreement, by contract, by agency or howsoever otherwise), and “Controlled” shall be construed accordingly;
“Discloser” has the meaning given in clause 9.2(a).
“Documentation” means the documentation required to implement the Transaction, including, as applicable, the Proposal, Memorandum and Articles of Association of Newco, the Shareholders’ Agreement (the agreed form of which has been separately initialed by the Parties contemporaneously with the execution of this Agreement), the Merger Agreement, financing documentation, reports, schedules and filings with the SEC and other governmental agencies, and ancillary documentation.
“Exclusivity Period” means the period commencing on the date of this Agreement and ending 12 months after the date this Agreement terminates or such other date as is agreed in writing between the Parties.
“Insolvency Event” means in respect of a Party, the happening of one or more of the following events (a) a receiver, or receiver and manager, of its property is appointed, whether by a court or otherwise; (b) an administrator is appointed to it; (c) it enters into a compromise or arrangement with its creditors or a class of them; (d) it commences to be wound up or ceases to carry on business;(e) it is insolvent or presumed insolvent under any applicable legislation; (f) execution or similar process is levied against its property; or (g) anything having a substantially similar effect to any of the above events happens under the laws of any applicable jurisdiction.
“Liability” means a liability to pay a sum of money arising pursuant to a Claim (which sum is deemed to include all legal and other costs, damages, losses and expenses incurred in connection with (or arising directly or indirectly from) defending, disputing or otherwise dealing with any such Claim) where the liability arises from a judgment given by a court of competent jurisdiction, the final decision given in any arbitration proceedings or the agreed settlement of the Claim.

“Material Adverse Change” means a material adverse change to the financial position of a Party from its financial position as at the date of this Agreement which materially affects the ability of the affected party to: (a) comply with its obligations under this Agreement; or (b) obtain or provide financing to complete the Transaction on the terms contemplated in this Agreement.
“Notice” means any request, election, proposal, consent, notice, demand, petition, request for arbitration or other communication.
“Parties” means the parties to this Agreement and “Party” means any one of them.
“Paying Party” means a Party who pays an amount in or towards satisfaction of a Liability.
“Proposal” means the final joint proposal by or on behalf of the Parties to the Target that may lead to the Transaction which shall be non-binding and subject, among other matters, to the negotiation and execution of definitive agreements relating to the Transaction.
“Proposal Process” means the process by which the Parties acquire the Target as described in the preamble of this Agreement.
“Protocols” means, in connection with the Proposal Process, any data room, other information delivery or management protocols entered into by Newco, a Party or a Connected Person of a Party.
“Recipient” has the meaning given in clause 9.2(a).
“Representative” of a Party includes an officer, employee, agent, auditor, Advisor, financier, insurance broker, partner, associate, consultant, joint venturer or sub-contractor of that Party or an Affiliate of that Party.
“Respective Proportion” means, with respect to a Party, the proportion that the equity in Newco held by the Party (as set out in clause 1.3 or as otherwise agreed by the Parties) bears to the whole of the equity in Newco.
“SEC” means the United States Securities and Exchange Commission.
“Securities” means shares, debentures, stocks, bonds, notes, interests in a collective investment scheme, units, warrants, options, derivative instruments, and any other securities which are convertible into or exercisable for shares in the Target.
“Special Committee” means a special committee of independent directors of Target which the Parties expect will be established upon or shortly after submission of the Proposal to Target and which will be responsible for, among other matters, negotiating the terms of the Transaction on behalf of the public shareholders of Target and determining whether the Transaction is fair to such public shareholders.
“Target” has the meaning given in the preamble.
“Transaction” has the meaning given in the preamble.
“Transaction Costs” means the fees and expenses paid or payable to third party advisory or consulting firms or personnel engaged by or on behalf of the Parties in accordance with this Agreement in respect of the Transaction to provide professional advice in relation to the Transaction, including any costs as set out in the Budget; and
“Withdrawing Party” has the meaning given in clause 8.2.
13.2 Statutory provisions. All references to statutes, statutory provisions, enactments, directives or regulations shall include references to any consolidation, re-enactment, modification or replacement of the same, any statute, statutory provision, enactment, directive or regulation of which it is a consolidation, re-enactment, modification or replacement and any subordinate legislation in force under any of the same from time to time.

13.3 Connected Persons. The following provisions shall apply to determine whether one person is connected with another for the purposes of this Agreement:
(a) a person is connected with an individual if that person is the individual’s spouse or civil partner, or is a relative of the individual or of the individual’s spouse or civil partner of the individual or of the individual’s spouse or civil partner;
(b) except in relation to (i) acquisitions or disposals of partnership assets pursuant to bona fide commercial arrangements and (ii) a limited partnership in which a person held a limited partnership interest on or prior to the date of this Agreement and with respect to which neither such person nor any Connected Person of such person exercises management or control, a person is connected with any person with whom he is in partnership, and with the spouse or civil partner or relative of any individual with whom he is in partnership;
(c) a body corporate is connected with another body corporate (i) if the same person has Control of both, or a person has Control of one and persons connected with him, or he and persons connected with him, have Control of the other; or (ii) if a group of two or more persons has Control of each body corporate, and the groups either consist of the same persons or could be regarded as consisting of the same persons by treating (in one or more cases) a member of either group as replaced by a person with whom he is connected;
(d) a body corporate is connected with another person if that person has Control of it or if that person and persons connected with him together have Control of it; or
(e) any two or more persons acting together to secure or exercise Control of a body corporate shall be treated in relation to that company as connected with one another and with any person acting on the directions of any of them to secure or exercise Control of the body corporate.
13.4 Agreed form. Any reference to a document in the “agreed form” is to the form of the relevant document in the terms agreed by the Parties.
13.5 Preamble and schedules. References to this Agreement include the preamble and schedules which form part of this Agreement for all purposes. References in this Agreement to the Parties, the preamble, schedules and clauses are references respectively to the Parties and their legal personal representatives, successors and permitted assigns, the preamble and schedules to, and clauses of, this Agreement.
13.6 Meaning of references. In this Agreement, unless the context requires otherwise:
(a) words importing one gender shall be treated as importing any gender, words importing individuals shall be treated as importing corporations and vice versa, words importing the singular shall be treated as importing the plural and vice versa, and words importing the whole shall be treated as including a reference to any part thereof;
(b) references to a “person” shall include any individual, firm, body corporate, unincorporated association, government, state or agency of state, association, joint venture or partnership, in each case whether or not having a separate legal personality. References to a “company” shall be construed so as to include any company, corporation or other body corporate wherever and however incorporated or established;

(c) references to the word “include” or “including” (or any similar term) are not to be construed as implying any limitation and general words introduced by the word “other” (or any similar term) shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of matters;
(d) any reference to “writing” or “written” includes any method of reproducing words or text in a legible and non-transitory form;
(e) references to “indemnify” and to “indemnifying” any person against any losses by reference to any matter includes indemnifying and keeping that person indemnified against all losses from time to time made, suffered or incurred as a direct or indirect consequence of or which would not have arisen but for that matter;
(f) References to any document (including this Agreement) are references to that document as amended, consolidated, supplemented, novated or replaced from time to time; and
(g) references to “US$” are to the lawful currency of the United States of America, as at the date of this Agreement.
13.7 Headings. Clause and paragraph headings and the table of contents are inserted for ease of reference only and shall not affect construction.
13.8 Negotiation of the Agreement. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event that an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered as of the date first written above.

HANMAX INVESTMENT LIMITED
By:	/s/ Xiaochun Wang
	Name:	Xiaochun Wang
	Title:	Director

FOSUN INDUSTRIAL CO., LIMITED
By:	/s/ Qiyu Chen
	Name:	Qiyu Chen
	Title:	Chairman of the Board of Directors

Schedule 1
[Proposal]

Schedule 2
[Commitment Letter]

Schedule 3
[Schedule 13D]